SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9


                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             THE EARTHGRAINS COMPANY
                            (Name of Subject Company)


                             THE EARTHGRAINS COMPANY
                      (Name of Person(s) Filing Statement)


                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   270319-10-6
                      (CUSIP Number of Class of Securities)

                                Joseph M. Noelker
             Vice President, General Counsel and Corporate Secretary
                             The Earthgrains Company
                              8400 Maryland Avenue
                               St. Louis, MO 63105
                                 (314) 259-7000
    (Name,address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)


                                    Copy to:

                             Francis J. Aquila, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities Exchange Commission (the "Commission") on July 3, 2001 (the "Schedule 14D-9") by The Earthgrains Company, a Delaware corporation ("Earthgrains"). The
Schedule 14D-9 relates to the offer by SLC Acquisition Corp., a Delaware corporation ("SLC") and a wholly owned subsidiary of Sara Lee Corporation, a Maryland corporation ("Sara Lee") to purchase all outstanding shares of common stock, par value $0.01 per share of Earthgrains, including the associated rights to purchase preferred stock (the "Shares"), at $40.25 per Share net to the seller in cash, upon the terms and conditions set forth in SLC's Offer to Purchase dated July 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the
Schedule 14D-9, as applicable.


Item 3. Past Contracts, Transactions, Negotiations and Agreements.

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following paragraph as the second paragraph of Item 3:

Charles W. Coker, a director of Sara Lee, is Chairman of Sonoco Products Company, a manufacturer of industrial and consumer packaging products. During each of Earthgrains' last two fiscal years, Sonoco sold approximately $33 million of consumer packaging to Earthgrains.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 19, 2001

                             THE EARTHGRAINS COMPANY




                             By: /s/ Joseph M. Noelker
                                 ----------------------------
                                 Name:   Joseph M. Noelker
                                 Title:  Vice President,
                                         General Counsel and
                                         Corporate Secretary